Exhibit V
35.  Attach as Exhibit V a description of any specifications, qualifications, or other criteria that limit, are interpreted to limit, or have the effect of limiting access to or use of any security-based swap data repository or securities information processor services offered or data maintained by the applicant and state the reasons for imposing such specifications, qualifications, or other criteria.

With respect to access to services offered by DDR:
The services offered by DTCC Data Repository (U.S.) LLC ("DDR") are available to all Market Participants on a fair, open and equal basis.
In order to provide such access and, at the same time, maintain system security and data confidentiality in compliance with applicable rules and regulations, DDR requires a level of operational and technical capability, contractual obligations and screening, as more completely set forth below:
- Operational and Technical Capabilities:  Access to DDR services and data requires minimum technical capabilities to provide the required swap data to DDR utilizing one of the mechanisms available.  The systems and interfaces for reporting (including the uploading of CSV files) have been designed to allow all types of market participants to utilize the services without significant technology investments. There are multiple submission mechanisms available to facilitate participants of all levels of sophistication. Data can be submitted by connections/methods consisting of FTPs, web services, and MQ messaging protocols and private extranet or secure public internet connectivity options depending on whether they are submitting in FpML or CSV.
- Execution of Agreements:  Users will be required to execute the appropriate SDR User Agreements.  See Exhibits I2 through I5
- Use is Permissible under Applicable Laws:  As part of the onboarding process, DDR screens potential users in order to determine whether the User is subject to OFAC sanctions, other international sanctions or other sanctions or orders that would prohibit them from utilizing DDR's services.
With respect to access to data maintained by DDR:
As with access to services offered by DDR, in order to provide access to data maintained by while maintaining system security, data confidentiality and compliance with applicable rules and regulations, DDR requires a level of operational and technical capability, contractual obligations and screening.

As noted in Section 6 of the DDR Rulebook (Use of Data), Public Data shall be available in accordance with Applicable Regulations and accessible on
DDR's website as further specified in Section V of the Appendix to the Operating Procedures.
Access by Market Participants to swap data maintained by DDR is generally prohibited.  However, access to data related to a particular swap by either counterparty to that swap is permissible. In addition, if specifically authorized by the User or counterparty pursuant to Section 1.3 of the DDR Rulebook
(Access & Recordkeeping) and 6.4 of the DDR Rulebook (Access to DDR Data by Third Party Service Providers to Data Retained by DDR), third party service providers or other parties may be granted limited access to data.
Access to data maintained by DDR may be granted to other regulators and entities provided the following requirements, as more completely set forth in
Section 6.5 of the DDR Rulebook (Access to Data by Other Regulators and Entities), have been satisfied: (a) the applicant has entered into an MOU or other arrangement addressing confidentiality ("Confidentiality Agreement"), as required under Applicable Law, (b) the applicant has filed a request for access with DDR, and (c) the applicant has provided any additional information required by DDR to fulfill the request.
A copy of DDR's Rulebook and Operating Procedures are available online at:

http://www.dtcc.com/~/media/Files/Downloads/legal/rules/DDR_Rulebook.pdf